FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2009

                   Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                        Form 40-F  ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________   No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 3, 2009 announcing that Registrant has been selected by Telecommunications Consultants India Ltd (TCIL), a leading telecommunications consultancy and engineering company, to provide Nepal Telecom (Nepal Doorsanchar Nigam Ltd.) with a SkyEdge broadband satellite communications network covering hundreds of sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By:           /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Dated February 5, 2009

Nepal Telecom Chooses Gilat SkyEdge Satellite Network for Cellular Backhaul, Telephony, and Broadband Data Connectivity Nationwide

PETAH TIKVA, Israel, Feb. 3, 2009 (GLOBE NEWSWIRE) -- Gilat Satellite Networks Ltd. (Nasdaq:GILT) today announced it has been selected by Telecommunications Consultants India Ltd (TCIL), a leading telecommunications consultancy and engineering company, to provide Nepal Telecom (Nepal Doorsanchar Nigam Ltd.) with a SkyEdge broadband satellite communications network covering hundreds of sites. Nepal Telecom is the largest telecommunications operator in Nepal, a country with a population of nearly 30 million.

Nepal Telecom will use the new VSAT network to deliver broadband Internet connectivity to remote areas and to provide toll-quality telephony to rural citizens, meeting its Universal Service Obligations.

"With a landscape of mountainous terrain and remote villages, Nepalese geography represents one of the most formidable challenges for providing dependable telecom services," said Mr. Anoop Ranjan Bhattarai, Director of Nepal Telecom's Satellite Service Department. "We are confident that Gilat's advanced VSAT technology and customer support ideally suits our demanding requirements, in addition to helping us extend our cellular services to rural Nepal."

Nepal Telecom has also chosen Gilat's SkyAbis cellular backhaul solution to extend the range of GSM and CDMA services for Nepal's cellular operators. Gilat's SkyAbis is a prepackaged solution for cellular backhaul, based on the SkyEdge multi-service platform. The solution enables operators to deploy hybrid networks that extend the reach of their terrestrial and cellular infrastructure to remote communities. SkyAbis features traffic optimization and dynamic bandwidth allocation for CDMA/GSM backhaul, with much higher space-segment efficiencies when compared to SCPC.

Mr. Vimal Wakhlu, Executive Director, TCIL, said, "We are pleased to have partnered with Gilat for this important project. By incorporating Gilat's advanced VSAT platform as part of the solution, Nepal Telecom will benefit from a low total cost of ownership solution while offering customers high-performance connectivity and a diverse range of services."

N. Ranganathan, Gilat Network System's RVP, Asia, said, "This is another example of how Gilat partners with its customers to provide solutions that cater to their specific requirements. In this case, Gilat is providing its advanced satellite communications and cellular backhaul technology, enabling Nepal Telecom to extend the range of cellular services and provide voice and broadband data connectivity nationwide, improving the quality of life for citizens in the country's remote locations."

Gilat's SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat's extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge's flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Nepal Telecom

As Nepal's largest telecommunications operator, Nepal Telecom is a progressive company committed to providing nationwide, reliable services promoting the country's social, political and economic development. For more information, please visit www.ntc.net.np.

About TCIL:

Telecommunications Consultants India Ltd (TCIL) is a leading ISO - 9001:2000 certified public sector undertaking. TCIL, a premier telecommunication consultancy and engineering company with a strong base in Telecommunication & Information Technology (IT), was incorporated in 1978 by the Department of Telecommunications (DOT), Government of India under the aegis of the Ministry of Communications, headed by the Minister of Communications and Information Technology. TCIL provides a wide spectrum of services in the fields of Telecom and IT and undertakes projects from concept to completion. TCIL has executed several key telecom projects in more than 60 countries and is presently active in more than 20 countries in Africa, the Middle East and Asia including SAARC and ASEAN. TCIL is also the implementing agency for a Pan-African e-Network project which is a Joint initiative of the Government of India and African Union.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq:GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems ("GNS"), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge(tm) and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

The Gilat Satellite Networks Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5848

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

CONTACT:  Gilat Satellite Networks Ltd.
          Kim Kelly
          +972-3-925-2406
          Kimk@gilat.com